UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

PART I

NOTIFICATION

This Form 1-K is to provide an ☒ Annual Report OR ☐ Special Financial Report for the fiscal year ended:
12/31/2025

Exact name of issuer as specified in the issuer’s charter:	Paradyme Fund A II, LLC.

Jurisdiction of incorporation/organization:	Delaware

I.R.S. Employer Identification Number:	93-3887467
Address of Principal Executive Offices:	1580 Dover Ave, Lake Havasu City AZ 86404

Phone:	800-560-5215

Title of each class of securities issued pursuant to Regulation A:	Class A Series Interests (Units)

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box ☒ and leave the rest of Part I blank.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF

THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Paradyme Fund A II, LLC

Commission File No. 024-12449

93-3887467

I.R.S Employer Identification No.

Delaware

(State or other jurisdiction of incorporation or organization)

Paradyme Fund A II, LLC

1580 Dover Ave.

Lake Havasu City AZ 86404

Phone: (800) 560-5215

Email: michael@paradymecompanies.com

All correspondence:

Jeffrey McConnell, Esq.

Dodson Robinette PLLC

101 S. Woodrow Ln., Ste. 101

Denton, Texas 76205

EMAIL FOR CORRESPONDENCE: jeff@investmentlawyers.com

Class A Interests (Units)

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “Annual Report”), unless the context otherwise indicates, the terms “the Company,” “we,” “us,” “our,” and similar terms refer to Paradyme Fund A II, LLC, a Delaware series limited liability company, and its subsidiaries.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of Paradyme Fund A II, LLC (the “Company”, “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. These factors include, but are not limited to, those discussed in this Annual Report under Item 1, entitled "Additional Risk Factors," and the risks described in the Paradyme Fund A II, LLC Offering Circular (File No. 024-12449) qualified by the Securities and Exchange Commission on August 12, 2024 (the “Offering Circular”), particularly in the section entitled “RISK FACTORS” thereof.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

PARADYME FUND A II, LLC

ANNUAL REPORT ON FORM 1-K

For the Year ended December 31, 2025

i

PART II

PARADYME FUND A II, LLC

Item 1. Business

The Company

Paradyme Fund A II, LLC (the “Company”) is a Delaware series limited liability company organized on September 27, 2023. The Company acquires, develops, operates, improves, and/or sells residential and commercial real estate throughout the United States. The Company may establish a separate series (“Series”) for each asset that is real property (the “Underlying Asset”) or it may hold several Underlying Assets in a Series. The Company intends that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series will be enforceable against the assets of the applicable Series only, and not against the assets of the Company or its other Series. The Company and each Series is managed by Paradyme Asset Management II, LLC (the “Manager”), a Tennessee limited liability company.

We intend that each Series will be taxed either as a partnership or a Real Estate Investment Trust (REIT), if applicable and eligible, as determined in our Manager’s sole discretion. The taxation election of each Series will be listed in the Series Offering Table. The Manager will generally receive units (“Units”) of membership interest (“Series Interest”) in each Series in consideration for its services. Additionally, our Manager and its affiliates may invest in Units at the same price as that offered to investors.

As of the date of this report, the Company has designated four (4) distinct Series. They are called Series I Barne Cave, Series II Memphis, Series III Land Fund, and Series IV Paradyme Flats. The Company has not commenced capital raises for any Series other than Series I Barn Cave, and Series IV Paradyme Flats. Series IV Paradyme Flats is raising capital through an offering exempt from registration pursuant to Regulation D, and has raised approximately $750,000.00 to date. Only Series I Barn Cave is currently raising capital through the Company’s Regulation A offering. Since the qualification of the Company’s Regulation A offering in August 2024, the Series has raised a total of approximately $8,500,000, and completed the acquisition of the property, continued engineering and design work, advanced entitlement and permitting efforts, engaged third-party consultants, and pursued both equity and debt financing sources. The Series has also revised its development scope and capital plan to reflect updated project requirements, including increased construction costs and expanded project specifications. These activities have resulted in delays to the original development timeline but are intended to support long-term project viability and value creation.

Acquisition Process of Real Property Assets for the Series

We rely on our Manager to identify, underwrite, and negotiate for properties on our behalf. We invest throughout the U.S., although our initial market focus includes western states and other states including Missouri, Texas, and Tennessee. Our Manager has the authority to make all the decisions regarding our investments. The criteria that our Manager considers when evaluating prospective investment opportunities include:

•macroeconomic conditions that may influence operating performance;

•real estate market factors that may influence real estate valuations;

•analysis of the real estate, zoning, operating costs, development costs and the asset’s overall competitive position in its market;

•real estate and sales market conditions affecting the real estate;

•the estimated costs and timing associated with capital improvements or development of the real estate;

•a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

•review of third-party reports, including appraisals, comparable properties, historical rent and vacancy rates, engineering, and environmental reports; and

•physical inspections of the real estate and analysis of markets.

If a potential investment meets our Manager’s underwriting criteria, our Manager will analyze such investment’s risk return profile and review financing sources, if applicable.

Generally, acquisitions for each Series will be negotiated and arranged by our Manager or its affiliates. Properties may be acquired by the Series designated to hold the Underlying Asset, by a wholly owned subsidiary of the Series, or by our Manager or one of its affiliates. If our Manager or one of its affiliates purchases an Underlying Asset directly, then, after the relevant Series has obtained sufficient capital and financing, if applicable, it will sell the Underlying Asset to that Series (or its subsidiary) for an amount equal to the original purchase price (including closing costs) plus holding costs, renovation and other related costs incurred prior to the sale to the Series as well as the fees due our Manager related to the Underlying Asset.

In cases where a Series purchases an Underlying Asset directly from a third-party seller, it will use the proceeds of the offering to purchase the Underlying Asset and our Manager or an affiliate may provide a loan to the Series to finance all or part of the purchase price of the Underlying Asset that would be repaid with or without interest, as determined by our Manager, from the proceeds of the offering.

We have and may continue to finance a portion of the purchase and/or development or construction of Underlying Assets using debt. We expect a target portfolio wide leverage of approximately 50%-80% loan to value. For each deal, we seek to secure leverage that is long term, fixed rate, and nonrecourse, to the extent obtainable on a cost-effective basis; however, we may use floating rate, short term or construction financing as well. Debt financing may be obtained from unrelated third parties, or affiliates of our Manager and its members. Our Manager may from time to time modify our leverage policy in its discretion and may elect not to employ any leverage at all in its discretion.

Many of the transactions described above, including acquisitions, financing arrangements, and the transfer of assets, may involve our Manager or its affiliates. These transactions are not negotiated on an arm’s-length basis and may involve conflicts of interest. The Manager has broad discretion in approving such transactions and determining their terms.

Allocation of Expenses

Our Manager and/or its affiliates may advance offering expenses for the Series and will be reimbursed through offering proceeds. In general, these costs include legal, accounting, underwriting, filing and compliance costs, as applicable, related to the offering. In addition, each Series will be responsible for the costs and expenses attributable to the activities of the Company related to the Series including, but not limited to:

●

fees, costs and expenses incurred in connection with the management of the Underlying Assets and preparing any reports and accounts of the Series, including, but not limited to, audits of the Series’ annual financial statements, tax filings and the circulation of reports to investors;

●	insurance premiums or expenses;
●	withholding or transfer taxes imposed on the Company or the Series or any of the members;
●	governmental fees imposed on the capital of the Company or the Series;
●

legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, the Series or Manager in connection with the affairs of the Company or the Series, or relating to legal advice directly relating to the Company’s or the Series’ legal affairs;

●	fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager in connection with a series;
●	indemnification payments;
●	costs, fees, or payments related to interest or financing expenses for the Series;
●	potential HOA or association fees related to the Underlying Assets;
●	costs of any third parties engaged by our Manager in connection with the operations of the Company or the Series; and
●	any similar expenses that may be determined to be operating expenses, as determined by our Manager in its reasonable discretion.

If any fees, costs, and expenses of the Company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series to be issued). Our Manager will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy.

Management

As of December 31, 2025, the Company had no direct employees and remained entirely reliant on the operational and management services provided by Paradyme Asset Management II, LLC, our Manager. Ryan Garland is the sole member and manager of our Manager. Michael Reveley is the Chief Executive Officer of our Manager. See “Item 2” below for a description of our Manager and its officers.

Competition

The Company operates in a highly competitive real estate market and competes with a broad range of market participants, including individuals, corporations, financial institutions, real estate investment trusts (REITs), and private real estate investment funds. Competition exists both for the acquisition of desirable real estate assets and for the sale or leasing of completed properties. The

Company faces competition from other real estate owners, developers, and sponsors in the markets where its properties are located or may be located, including properties offering similar features, pricing, or investment opportunities. In addition, competition for attractive development opportunities and construction resources may increase acquisition costs, extend development timelines, and impact overall project returns. As a result, the Company’s ability to successfully identify, acquire, develop, and monetize real estate assets will depend on market conditions, the availability of capital, and the execution capabilities of the Manager. The Company also competes for investor capital with other real estate sponsors and investment vehicles.

Governmental Regulation

The Company is subject to extensive federal, state, and local laws and regulations governing real estate ownership, development, and operations. These laws and regulations, which are subject to change, include, among others, zoning and land use restrictions, environmental regulations, building codes, certificates of occupancy requirements, and laws relating to accessibility, employment, and taxation. The Company is also subject to compliance with the Americans with Disabilities Act (“ADA”) and other laws designed to protect individuals from discrimination and ensure safe and equitable working conditions. Compliance with these laws may require significant expenditures and ongoing management attention. Failure to comply could result in a range of adverse consequences, including fines, penalties, litigation, or delays in development or operations. In addition, noncompliance with employment or tax laws, including wage and hour requirements, worker classification standards, and reporting obligations, may subject the Company to regulatory scrutiny, financial liability, and reputational harm. Changes in applicable laws or regulations, or in their interpretation or enforcement, could also increase the Company’s costs or limit its ability to execute its business plan, which could materially and adversely affect its business, financial condition, and results of operations.

Investment Company Act

The Company is not registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and intends to operate in a manner that does not require such registration. If at any time the Company were deemed to be an “investment company” under the Investment Company Act, the Company intends to rely on an exemption from registration pursuant to Section 3(c)(5)(C) thereof. Section 3(c)(5)(C) excludes from the definition of an “investment company” entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. To qualify for and maintain this exemption, the Company must ensure that a substantial portion of its assets consists of qualifying real estate interests, and that it operates in a manner consistent with applicable interpretive guidance and regulatory positions under the Investment Company Act. The Company intends to structure and manage its portfolio with the objective of complying with such requirements; however, there can be no assurance that the Company will be successful in doing so at all times. If the Company were to fail to qualify for an exemption and were required to register as an investment company, it would be subject to significant regulatory restrictions and compliance obligations, which could materially and adversely affect its business, operations, and financial condition. Compliance with the requirements of Section 3(c)(5)(C) may limit the types of assets the Company may acquire and the manner in which it conducts its operations.

Legal Proceedings

The Company is not a party to any current litigation and is not aware of any threatened litigation.

Additional Risk Factors

Investors should carefully consider the risk factors described in the Company’s Offering Circular (File No. 024-12449), in addition to the additional risk factors included below, as such risks may continue to materially affect the Company’s and its series’ business, financial condition, and results of operations.

Subordinate Distribution Rights of Class A-2 Members. Class A-2 Members are structurally subordinated to Class A-1 Members and Class B Members with respect to distributions during the operations of the Series and certain distributions upon liquidation. During ongoing operations, Class A-2 Members are not entitled to receive any distributions of free cash flow and will not participate in operating distributions regardless of the performance of the Series. Upon liquidation and dissolution of the Series, Class A-2 Members are entitled to receive distributions only after (i) the Class A-1 Members have received their cumulative preferred return and a full return of capital, (ii) specified profit distributions have been made to Class A-1 and Class B Members, and (iii) other senior distribution tiers have been satisfied in accordance with the distribution waterfall set forth in the Operating Agreement. As a result of this subordinate position, distributions to Class A-2 Members are highly dependent on the Series generating sufficient cash flows and liquidation proceeds in excess of amounts required to satisfy senior distribution priorities. If the Series’ operating performance, asset values, or liquidation proceeds are less than anticipated, Class A-2 Members may receive delayed distributions, reduced distributions, or no distributions at all, and may not recover their invested capital or any preferred return. The cumulative preferred return applicable to Class A-2 Members is non-compounding and payable only after satisfaction of senior distribution tiers, which further increases the risk that such preferred return will never be paid in full or at all. An investment in Class A-2 Units therefore involves a greater degree of risk and speculation than an investment in Class A-1 Units and is suitable only for investors who can bear the loss of their entire investment.

Risks Associated with In-Kind Distributions of Condominium Units. The Company’s governing documents permit, in the sole discretion of the Manager and subject to specified conditions, Class A-2 Members to receive in-kind distributions consisting of ownership interests in individual condominium units in lieu of cash distributions. There can be no assurance that any Member will be permitted to receive an in-kind distribution or that such distributions will be available at the time or in the manner anticipated. The determination of whether to permit an in-kind distribution, the timing thereof, and the specific condominium unit to be distributed will be made by the Manager in its discretion, which may result in conflicts of interest and outcomes that are less favorable to certain Members.

The Company may not obtain an independent appraisal or third-party valuation of any condominium unit at the time of distribution, and any valuation methodology used may be subjective and may not reflect actual market value. In addition, in-kind distributions are inherently illiquid. Members receiving condominium units will not receive cash and may be required to hold, lease, or sell the unit in order to realize any economic value. There can be no assurance that a Member will be able to sell a distributed unit on favorable terms or at all, or that a market for such units will exist at the time of distribution. In addition, Members may incur significant costs and obligations following an in-kind distribution, including property taxes, homeowners’ association fees, insurance, maintenance, capital expenditures, leasing costs, and compliance with applicable laws and condominium association rules.

In-kind distributions may also result in adverse or complex tax consequences to Members. Members may be required to recognize taxable income upon receipt of a condominium unit without receiving cash to pay the associated tax liabilities. The tax treatment of in-kind distributions may differ among Members depending on their individual circumstances, and Members are urged to consult their own tax advisors regarding the consequences of receiving an in-kind distribution. The ability of some Members to receive in-kind distributions may reduce the number of condominium units available for sale by the Company, potentially affecting the Company’s overall liquidity, ability to generate cash distributions, or timing of liquidation. In addition, Members who do not receive in-kind distributions may be adversely affected if remaining units are less desirable or take longer to sell. Accordingly, the in-kind distribution feature involves significant risks and uncertainties, and Members should not assume that such distributions will be permitted, that any particular unit will be available, or that the receipt of a condominium unit will result in a return equal to or greater than a cash distribution or the Member’s invested capital.

Investors Were Previously Provided With an Inaccurate Pro Forma; Actual Capital Requirements and Project Economics Differ Materially From Prior Disclosures. Certain prior investors were previously provided with a financial pro forma that did not accurately reflect the actual capital requirements, development costs, and projected economics of the Series. Since that time, the Series has determined that the total costs associated with the development of the Property are substantially higher than originally shown in the pro forma and that the Series will need to raise significantly more capital than previously disclosed in order to complete the project. As a result, the assumptions, projections, and return expectations reflected in the prior pro forma should not be relied upon, and investors should not assume that the Series will achieve results comparable to those previously presented. The revised development budget, capital stack, and projected returns may materially differ from earlier disclosures and may result in lower returns, delayed distributions, or losses to Members. There can be no assurance that the revised projections are accurate or that actual results will not differ materially from current expectations.

Issuance of Rescission Rights to Existing Investors Creates Financial, Liquidity, and Operational Risks. In connection with the revised disclosures, the Series previously offered certain existing investors a right of rescission, which allowed such investors to cancel their investment and receive a return of their invested capital, subject to applicable law and the terms of the rescission offer. Although no investor exercised such rescission rights, the rescission offer and the underlying circumstances giving rise to it may nevertheless create risks for the Series. The existence of rescission rights or similar claims could result in regulatory scrutiny, legal expenses, reputational harm, or future claims by investors or regulators. In addition, if rescission rights had been exercised by a significant number of investors, the Series could have experienced material reductions in available capital, impaired liquidity, and adverse effects on its ability to continue operations or complete the development. Because invested funds may already have been deployed for development-related expenses, any required return of capital could have necessitated emergency financing, asset sales at unfavorable prices, or additional dilution to remaining investors. There can be no assurance that similar issues will not arise in the future or that the Series would have sufficient funds to satisfy any future claims or obligations without materially harming the project or remaining Members.

The Prior Rescission Offer Resulted in Delays and May Continue to Impact the Offering and Project Execution. The process of offering rescission rights, evaluating investor responses, and addressing the related disclosure matters delayed the offering timeline, financing efforts, and certain development activities. Although no investor exercised rescission rights or requested the return of invested funds, the time and resources devoted to the rescission process and updated disclosures may nevertheless increase costs and negatively affect the overall viability, timing, and execution of the project. In addition, the Series may need to continue re-marketing the offering under revised disclosures, terms, pricing, or economic structures that may be less favorable to existing or future investors. The provision of inaccurate or incomplete prior disclosure materials, including the prior pro forma information, has exposed and may continue to expose the Series, the Manager, and their affiliates to potential legal, regulatory, or investor claims, including claims under federal and state securities laws. Although the Series undertook corrective actions, including updating disclosures and offering rescission rights, there can be no assurance that such actions have fully mitigated potential liability or will prevent future claims, investigations, or regulatory scrutiny. Any legal proceedings, regulatory inquiries, settlements, fines, penalties, or defense costs could divert management attention, increase expenses, impair fundraising efforts, delay development activities, and adversely affect the Series’ financial condition and ability to execute its business plan.

Description of Designated Series

Series I Barn Cave

On September 27, 2023, Paradyme Fund A II, LLC established Paradyme Fund A II, LLC – Series I Barn Cave for the purpose of acquiring the property at 40 Retail Centre Blvd, Lake Havasu, AZ 86404 (“Barn Cave Property”) from a third-party seller. An affiliate of our Manager entered into a purchase agreement to purchase the Barn Cave Property on October 17, 2023. The Series acquired the property for a purchase price of $4,000,000. See the purchase and sale agreement attached as Exhibit 6.1. Series I Barn Cave closed on the property through 40 Retail BC LH, LLC, an Arizona limited liability company, a wholly owned subsidiary of the Series, on April 22, 2024. The Series intends to capitalize the project through its Regulation A offering, a separate offering exempt from registration pursuant to Regulation D, Rule 506(c), and debt financing. An affiliate of our Manager, Paradyme Secured Income Fund, LP, has provided a bridge loan to 40 Retail BC LH, LLC in the amount of $3,900,000.00, which has an interest rate of twelve percent (12%) per annum for the acquisition of the Barn Cave Property. Since the qualification of the Company’s Regulation A offering in August 2024, the Series has raised a total of approximately $8,500,000.00, and completed the acquisition of the property, continued engineering and design work, advanced entitlement and permitting efforts, engaged third-party consultants, and pursued both equity and debt financing sources. The Series has also revised its development scope and capital plan to reflect updated project requirements, including increased construction costs and expanded project specifications. These activities have resulted in delays to the original development timeline but are intended to support long-term project viability and value creation.

Address of Property	40 Retail Centre Blvd, Lake Havasu, AZ 86404

Type of Property	Vacant land

Acreage	Approximately 17 acres

Configuration	93 total units split between three bedroom and four-bedroom units (total number of units is subject to change)

Intended improvements

Series I Barn Cave plans to develop a total of 93 total luxury condos with each condo having its own RV/boat storage unit built below the condos and an approximately 42,000 sq. ft. community center shell for inclusion of a pool and gym. The project will include a community center featuring a pool and gym. The Series plans to build an approximately 42K sq. ft the community center shell on the northwest side of the property. In order to do so, the Series split the property into two parcels. The condos will be developed on one parcel and the community center on the other parcel, which is expected to be approximately three acres. Title to the community center shell and the parcel on which it is located is expected to be transferred to an entity affiliated with our Manager (the “Affiliated Entity”) following completion of the shell construction. The Affiliated Entity is expected to receive such interest without additional cash consideration. This arrangement presents a conflict of interest, as the Manager and its affiliates will benefit from the ownership and operation of the community center. The Manager believes this structure will benefit the Series by reducing development costs and operational burdens; however, there can be no assurance that the terms of this arrangement are equivalent to those that could be obtained in an arm’s-length transaction. Investors will not participate in the future income or appreciation of the community center following such transfer.

Status of the Development

Below is the current estimated timeline for the development project. It is subject to change. The development timeline has recently been impacted by several factors. At the request of the Lake Havasu Building Commission, the Series was required to re-engineer the structure to a Category 3 hurricane wind rating. To our knowledge, this makes it the only building in Lake Havasu engineered to this standard. Additionally, because the building is 100% steel and concrete, the engineering calculations required independent verification by a third-party consulting engineer before resubmission to the City. This step contributed to additional delays at the municipal level. On the federal side, delays in FEMA funding following two most recent government shutdowns have substantially extended their approval backlog. We are currently awaiting final sign-off from FEMA. In parallel, the Series continues to work closely with the City of Lake Havasu Building Commission to secure independent approval for Phase I. With FEMA now fully funded and a viable workaround solution in progress, our development team expects to receive Phase I approval in June of 2026. Upon receipt of approval, we will immediately commence construction. The time provided above is a new estimate of the development schedule considering recent setbacks.

The following is the currently anticipated development schedule. This schedule is based on current assumptions regarding permitting, construction sequencing, availability of labor and materials, financing, and market conditions. The Series is currently in the pre-constructure phase due to the aforementioned delays. The development schedule is provided for informational purposes only and should not be relied upon as a guarantee of timing or completion. Actual development milestones may differ materially from those currently anticipated.

The Series intends to construct the community center first. After its completion and it commences operations, the Series intends to use permanent construction financing and reinvestment of profits to fund the development of the Condos. Profits from the sale of the first Condos built will be used to fund development of the other Condos.

Design Plans

The overall building and site aesthetic will be a modern industrial design and will include a combination of steel, stone, veneer, and stucco mixed with cool appealing colors. The entry and street view will be comprised of tall palm trees, drought tolerant plants, green grass and rock landscape. The design includes architecturally appealing perimeter buildings which provide maximum security and eliminate any negative visual impact on neighboring properties. The facility will incorporate a state-of-the art security system, 24-hour surveillance cameras and a computerized security gate system that allows access from your smartphone.

The facility is designed to meet the specific market demand for Luxury Condo and RV/Boat Storage in Lake Havasu area which includes a strong demand for Condo-style storage units with the ability to own and not rent. In addition, there will be oversized drive aisles to accommodate the bigger RVs and Boats to make parking vehicles a breeze. The Property is located behind a Home Depot store and is near an airport, Walmart, RV resort, Crystal Beach, and the Havasu North Shopping Center Mall. The site size is approximately 17 acres.

Series I Barn Cave plans to market the condos to three main groups which include existing homeowners in Havasu, visitors looking for a vacation home, and new homeowners in Havasu. In addition, Members who hold Class A-2 Units (not offered through this offering) will have the option, subject to management discretion, to receive their distributions “in-kind” as an ownership interest in a condo of their choice, subject to Manager approval. These Members will be required to enter into a purchase and sale agreement for the condo and may have their invested capital and distributions distributed as an ownership interest in the condo upon liquidation and dissolution of the Series. However, there can be no assurance that any Member will be permitted to receive an in-kind distribution or that such distributions will be available at the time or in the manner anticipated.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on management’s best judgment and assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Overview

The Company, through its Series, is focused on the acquisition and development of real property throughout the United States. The discussion below analyzes the financial condition and results of operations of Paradyme Fund A II, LLC, its Series, and their subsidiaries, for the fiscal year ended December 31, 2025, compared to the fiscal year ended December 31, 2024. The Company is currently only raising capital through its Regulation A offering for Series I Barn Cave. Because the Company operates through a series structure, the financial performance and liquidity of each Series may differ materially, and investors should evaluate each Series independently.

Results of Operations

Revenue

The Company did not generate revenue for either the year ended December 31, 2025 or the year ended December 31, 2024. The Company is in the development stage and has not yet commenced revenue-generating operations. The Company expects to generate revenue upon the completion and sale of condo units and, to a lesser extent, from potential leasing or ancillary income associated with its real estate assets. Revenue from condo sales is expected to be recognized at the time control of each unit transfers to the buyer, which is generally anticipated to occur at closing. Accordingly, the timing and amount of future revenue will depend on construction progress, sales velocity, and prevailing market conditions.

Operation Expenses

Total operating expenses were $41,053 for the year ended December 31, 2025, compared to $65,549 for the year ended December 31, 2024, representing a decrease of $24,496, or approximately 37.4%. The decrease in operating expenses was primarily attributable to a reduction in general and startup-related expenses incurred during the Company’s initial formation and early operational phase in 2024. During 2024, the Company incurred higher legal, organizational, and administrative costs associated with entity formation, structuring, and the commencement of capital raising activities. As the Company transitioned into a more active development and capital deployment phase in 2025, these initial formation costs declined. The Company expects operating expenses to increase in future periods as development activities progress, including costs associated with construction oversight, professional services, regulatory compliance, and administrative infrastructure. In addition, upon commencement of revenue-generating activities, the Company expects to incur additional expenses associated with marketing, sales, and property operations.

Other Income and Expenses:

The Company recorded interest income of $81 for the year ended December 31, 2025, compared to $21 in 2024, reflecting earnings on cash balances held during the period. The Company recorded amortization expense of $6,250 in 2025 related to software assets placed into service. No comparable amortization expense was recorded in 2024. This increase reflects the Company’s investment in systems and infrastructure to support its expanding operations.

Net Loss: The Company reported a net loss of $47,222 for the year ended December 31, 2025, compared to a net loss of $65,528 for the year ended December 31, 2024, representing a decrease in net loss of $18,306, or approximately 27.9%. The improvement in net loss was primarily attributable to the reduction in operating expenses described above, partially offset by increased amortization expense. The Company expects to continue to incur net losses in the near term as it remains in the development stage. As the Company begins to generate revenue from condo sales, its results of operations are expected to be influenced by the timing of unit closings, the cost basis of units sold, and overall project-level margins. As a result, future operating results may fluctuate significantly from period to period depending on the volume and timing of completed sales transactions. These expected fluctuations are also influenced by broader market conditions, including changes in interest rates, construction costs, and buyer demand for condo units, all of which may affect the timing of closings, pricing, and overall project-level profitability. The Company’s ability to achieve profitability will depend on the successful execution of its development strategy, including timely completion of construction, achievement of targeted sales prices, and overall market conditions.

Development-Stage Operations

The Company has a limited operating history and has not generated revenue since inception. Its primary activities during the periods presented have consisted of capital formation and the acquisition and development of real estate assets, which increased significantly to approximately $6.99 million as of December 31, 2025 from approximately $1.48 million as of December 31, 2024. The Company expects its operating profile to change materially upon the commencement of condo sales. At that time:

•Revenue will be recognized upon closing of unit sales,

•Costs associated with those units (including land allocation, construction costs, and development costs) will be recognized as cost of sales, and

•Gross margins will become a key driver of operating results.

Because revenue recognition will depend on the timing of closings, the Company’s future results of operations may vary significantly between periods and may not be directly comparable on a period-to-period basis.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash of $17,640, compared to $1,478,584 as of December 31, 2024. Total current assets were $37,487 at December 31, 2025, compared to $1,495,351 at December 31, 2024. The decrease in liquidity was primarily the result of capital deployment into real estate assets and ongoing operating expenditures. The Company had no outstanding liabilities at either period end.

Liquidity Sources and Uses

The Company’s primary internal source of liquidity is expected to be future cash flow generated from its real estate assets; however, the Company has not yet generated revenue and has experienced negative operating cash flows since inception. Net cash used in operating activities was $44,052 for the year ended December 31, 2025, reflecting general and startup expenses associated with the Company’s development activities. The Company’s primary external source of liquidity has been capital contributions from investors. Net cash provided by financing activities was $3,062,243 in both 2025 and 2024, driven by equity issuances. The Company expects to continue to rely on external capital raising, including its ongoing Regulation A offering, to fund operations and investment activities. Net cash used in investing activities was $5,514,169 during 2025, primarily attributable to the acquisition and development of real estate assets consistent with the Company’s business plan. These expenditures represent the Company’s principal use of capital.

Liquidity Assessment and Capital Requirements

As of December 31, 2025, the Company’s cash position is limited, and its near-term liquidity is dependent on its ability to raise additional capital. This represents a material constraint on liquidity. Management intends to address this condition through continued equity offerings, including its Regulation A and Regulation D offerings, and may also pursue asset-level financing or other capital sources as appropriate. The Company’s ability to execute its development strategy and meet its capital requirements will depend on market conditions, investor demand for its offerings, and the availability of financing on acceptable terms. The Company has material capital commitments related to the acquisition and development of its real estate assets, including land acquisition and construction-related expenditures. The Company expects to fund these commitments through a combination of future capital contributions, potential financing arrangements, and, upon stabilization, operating cash flow from its properties. The Company’s development model contemplates reinvesting proceeds from initial unit sales into the continued development of remaining units. As a result, cash generated from operations may not be immediately available for distribution or other uses and may be redeployed into ongoing development activities. There can be no assurance that additional capital will be available on favorable terms, or at all, or that the Company’s investments will generate sufficient cash flow. If the Company is unable to obtain adequate funding, it may be required to delay or scale back development activities, dispose of assets, or seek alternative financing arrangements, any of which could materially adversely affect its financial condition and results of operations.

Debt Obligations: An affiliate of our Manager, Paradyme Secured Income Fund, LP, has provided a bridge loan to 40 Retail BC LH, LLC in the amount of $3,900,000.00. The loan has an interest rate of twelve percent (12%) simple interest per annum.

Going Concern: Financial statements have been prepared assuming the Company will continue as a going concern. The Company has limited operating history and have not generated revenue from operations. Its series will require additional capital until revenue from the sale of condos is sufficient to cover operational costs. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the series intends to fund and complete construction of the community center shell, after which it will focus its development efforts on developing the condos.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trends

The Company is in an early stage of operations and, as such, historical financial information may not be indicative of future performance. Since inception, the Company has not generated revenue and has focused primarily on capital raising and the acquisition and development of real estate assets. As a result, the Company has experienced recurring net losses and negative operating cash flows, which are expected to continue until its properties are developed, stabilized, and begin generating rental income. A significant trend affecting the Company is the continued deployment of capital into real estate assets. Total real estate assets increased to approximately $6.99 million as of December 31, 2025 from approximately $1.48 million as of December 31, 2024, reflecting substantial investment activity during the period. This trend is expected to continue as the Company executes its strategy of acquiring, developing, and operating real estate assets through designated Series. The Company has also experienced a corresponding decline in cash balances, from approximately $1.48 million at December 31, 2024 to $17,640 at December 31, 2025, as available capital has been deployed into investments and used to fund operating activities. This trend indicates increasing reliance on external capital sources to support ongoing operations and development activities.

More broadly, the Company is subject to trends affecting the real estate development and rental markets, including interest rate levels, construction costs, and demand for residential and short-term rental properties in its target markets. Elevated financing costs and construction-related expenses may impact development timelines and project returns, while demand for rental properties, particularly in destination and seasonal markets, may influence future occupancy levels and rental income once operations commence. The broader U.S. housing market in 2026 continues to reflect the effects of elevated interest rates, constrained affordability, and uneven regional demand, resulting in generally moderated transaction volumes and more balanced pricing dynamics compared to the rapid appreciation experienced earlier in the decade. While inflationary pressures have eased relative to prior years, financing costs remain a key factor influencing buyer activity and overall market liquidity. In the Company’s primary market of Lake Havasu City, market conditions have stabilized following the post-pandemic surge. Property values remain materially above pre-2020 levels; however, year-over-year appreciation has largely plateaued, with certain segments experiencing modest price adjustments as sellers align expectations with prevailing demand. The current environment is characterized by normalization rather than expansion, with increased sensitivity to pricing, property condition, and location. Rental demand in the region continues to be supported by tourism, retiree in-migration, and seasonal occupancy patterns, although rent growth has moderated in line with broader national trends. Condominium investments in desirable locations with well-maintained HOA-managed amenities and flexible short-term rental allowances continue to demonstrate relative resilience, while properties with elevated association costs, restrictive rental policies, or deferred maintenance have experienced increased market resistance. The Company’s limited operating history constrains its ability to identify long-term internal performance trends under varying market conditions.

The Company expects that, over time, its operating results will transition from development-stage losses to revenue generation as its properties are completed and placed into service. However, the timing and extent of this transition are uncertain and will depend on the Company’s ability to complete development projects, secure tenants or operators, and operate its properties profitably. There can be no assurance that these trends will result in positive operating results or improved liquidity.

Income Taxes

The Company and its series are treated as partnerships for U.S. federal and most state income tax purposes and generally are not subject to entity-level income taxes. Instead, taxable income or loss is allocated to members, who are responsible for reporting such amounts on their individual tax returns.

Significant Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

A summary of the Company's significant accounting policies is included in Note 2 to the Consolidated Financial Statements included in Item 7 of this Annual Report.

Item 3. Directors and Officers

The following table provides information on our current executive officers, directors, and key individuals:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full/Part Time
Ryan Garland	Manager	40	October 30,2023 - Present	Full Time
Michael Reveley	Chief Executive Officer	63	October 30,2023 - Present	Part Time – 20 hours/week

Ryan Garland

Ryan Garland is the sole member and manager of our Manager. Ryan Garland’s unparalleled ability to understand the real estate market, and to consequentially shift his strategic thinking is the very foundation on which he has built his stellar career. Ryan started his lending career in the traditional SFR (Single Family Residence) space. Due to Ryan's ability to establish relationships with HNW clientele (High-Net-Worth) and his passion for distressed assets, he began the Paradyme brand. Ryan acted as CEO of Paradyme Funding Inc. from 2016 through May of 2023 where he focused on strategic planning, financial management, investment decision-making, and leadership to drive the company's growth, profitability, and long-term success in a dynamic industry. From May 2023 through to the present, he is currently chairman of the board where he focuses on organization of board meetings, ensuring proper communication between the board and the Chief Executive Officer, and providing strategic guidance to the company as a whole. He has also been the manager of our Manager since its inception on October 30, 2023. Currently our Manager only manages the Company, but it may manage other entities in the future.

Ryan successfully facilitated and closed an average of 150 short sales and REO transactions a month during the 2008 recession period, strictly focused on “workout turnarounds" also known as flips - both in the SFR and Commercial sectors. Operating as an LP, Ryan was voted #1 Top Originator in California for four years in a row. Ryan also made Top Producer Magazine, a nationwide publication. Ryan has facilitated over $1.5 billion in distressed real estate transactions.

Ryan was party to a lawsuit involving real estate development, which recently settled. Mr. Garland assisted in raising capital for the real estate development project. Investors claimed the developer/main sponsor for the project used raised capital for personal use and couldn’t advance the project. Mr. Garland discovered and advised investors of the issue. Three investors out of twelve filed suit naming the developer, Mr. Garland, and a number of other parties including the escrow and title company alleging mismanagement of funds. The main sponsor/developer of the project disappeared and avoided investors until the statute of limitations for the alleged claims expired. Although Mr. Garland claimed no wrongdoing throughout the suit, he chose to settle with investors. The lawsuit began in 2021 and Mr. Garland recently settled in October of 2023.

Michael Reveley

Mr. Reveley is the Chief Executive Officer of Paradyme Asset Management II, LLC. From 2021 to 2022, Mr. Reveley worked as the Managing Director, Head of Fund Distribution for Scarsdale Capital, a distressed debt fund located in Los Angeles, California. From 2011 to 2021, he served as the Executive Director of Structural Monitoring System (ASX:SMN), an aerospace technology company with operations in the U.S., Australia and Canada. Mr. Reveley helped oversee Structural Monitoring System’s recapitalization, restructuring and subsequent growth to over 100 employees globally. From 2009 to 2011 Mr. Reveley served as the Co-Founder and Chief Investment Officer of SEAL Capital, a Los Angeles based global macro hedge fund. Prior to forming SEAL Capital, from 1993 to 2009, Michael served as the Co-Founder and Chief Investment Officer of Seagate Global Advisors. Seagate Global Advisors was an alternative asset management platform offering strategies in global macro, emerging market fixed income and China based private equity through an affiliated company, Seabright Asset Management – a joint venture with China Everbright Bank in Hong Kong. From 1990 to 1996, Mr. Reveley served as a Director at Swiss Bank Corporation in New York and London responsible for Eurobond and Global Bond origination in North America. From 1985 to 1990, he served as a Vice President at First Interstate Bank responsible for the Derivative Sales Team in New York. Mr. Reveley holds a B.A. in economics from the University of Southern California.

Neither our Manager nor its manager has, during the past five years:

•been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

•had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Family Relationships

There are no family relationships between the Company’s managers, officers, or directors.

Compensation Of Directors And Executive Officers

Our manager will receive management fees from each Series as described below, if applicable, along with any other fees described in the Series Designations for a Series.

Manager Fees

Organization and Due Diligence Fee: The Manager or its designated affiliate may receive an organization/due diligence fee for its efforts in organizing and making each Series investment opportunity available and conducting due diligence on the investment opportunity and Underlying Assets for each Series payable upon breaking impounds and using the capital contributions provided to the Series. The organization and due diligence fee for Series I Barn Cave is a flat fee of two hundred forty-six thousand dollars ($246,000.00).

Acquisition fee: The Manager or its designated affiliate will receive a one-time acquisition fee of two percent (2%) of the purchase price of any real property for locating, conducting due diligence, and acquiring the property on behalf of the Series.

Capital Management Fee: The Manager may receive a capital management fee from each Series calculated and payable quarterly in arrears beginning on the first quarter end date following the initial closing date of the issuance of Interests in a Series, equal to one-half percent (0.50%) (2% annualized) of the deployed capital contributions of the Series as of the last day of the immediately preceding quarter.

Property Management Fee: The Manager or its designated affiliate may receive a property management fee commensurate with market rates for each real property asset held by a Series for which it provides property management services.

Developer Fee: The Manager or its designated affiliate may receive a developer fee in connection with services related to the management of the development or capital improvements of Underlying Assets from each Series payable in a frequency determined by the Manager as funds are expended.

Construction Management Fee: The Manager or its designated affiliate may receive a construction management fee for construction management services to a Series payable as funds are expended in a frequency determined by the Manager as funds are expended.

Disposition fee: The Manager or its designated affiliate may receive a disposition fee for efforts in the sale of any real property owned by a Series.

Reimbursement of Expenses: The Manager may enter into an agreement pursuant to which the Manager loans to the Company an amount equal to the remaining excess operating expenses (the ”Operating Expenses Reimbursement Obligation(s)”). The Manager, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Code)) on any Operating Expenses Reimbursement Obligation. The Operating Expenses Reimbursement Obligation(s) shall become repayable when cash becomes available for such a purpose in accordance with Article VII of the Company Agreement.

Fees for Professional Services: Each Series may retain certain of the Manager’s affiliates, for services relating to the Series or operations of the Company or Series, including any  administrative  services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other asset management services. Any such arrangements will be at market terms and rates, as determined by the Manager.

Item 4. Security Ownership of Management and Certain Securityholders

As of April 30, 2026, the following table displays the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock as of the date of this Offering Circular.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (1)	Percent of voting power
Company interest	Paradyme Asset Management II, LLC(1) 1580 Dover Ave, Lake Havasu City AZ 86404	100% of Membership Interests of Paradyme Fund A II, LLC	N/A	100%	100%

(1) Paradyme Asset Management II, LLC is managed and 100% owned by Ryan Garland.

Our Manager will serve as the initial member for each Series and may purchase Units through this offering.

The following table displays the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Series Interests of Series I Barn Cave, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Series Interest of Series I Barn Cave as of the date of this Offering Circular.

Series I Barn Cave

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of voting power
Class A Series Interests	The Williams Family Trust, dated 12/8/2021(1) 36802 N. Pfeifer Lane, Queen Creek, AZ 85140	1,000 Class A-1 Units	N/A	11.78%	8.25%
Class B Series Interests	Paradyme Asset Management II, LLC(2) 1580 Dover Ave, Lake Havasu City AZ 86404	100 Class B Units	N/A	100%	30%

(1)Kim L. Williams as trustee.

(2)Paradyme Asset Management II, LLC is managed and 100% owned by Ryan Garland.

Item 5. Interest of Management and Others in Certain Transactions

Pursuant to our Company Agreement, we have agreed to pay our Manager certain fees as detailed in “Compensation Of Directors And Executive Officers” as well as the compensation detailed in each Series Designation. Our Manager has been issued membership interests in our Company and is the initial member of each Series. As a member, our Manager has executed and is a party to our Company Agreement and will be entitled distributions in each Series.

Series I Barn Cave

Issuance of Series Interests: Our Manager was issued 100 Class B units of (“Units”) of membership interest (“Series Interest”) of Series I Barn Cave, and as a result thereof, it is a member of the Series. Units were issued for services provided to the Series by our Manager. Our Manager, on account of its Class B Units, is entitled to received thirty percent of free cash flow after Class A members have received an eight percent preferred return and Class A-1 members have received a return of their unreturned capital contributions.

Affiliate Loan for Property Acquisition: An affiliate of our Manager, Paradyme Havasu Storage, LLC, loaned $100,000.00 for the downpayment for the purchase of the property at a rate of five percent (5%) simple interest per annum. The property was acquired by 40 Retail BC LH, LLC, an Arizona limited liability company, which is a wholly owned subsidiary of Series I Barn Cave. This loan has since been repaid by the Series.

Affiliate Loan for Community Center Development: An affiliate of our Manager, Paradyme Secured Income Fund, LP, has provided a bridge loan to 40 Retail BC LH, LLC in the amount of $3,900,000.00 with a simple interest rate of twelve percent (12%) per annum for the acquisition of the property. The loan agreement and note are attached to this report as Exhibit 6.2 and Exhibit 6.3, respectively.

Transfer of Community Center: As described in Item 1, the Series intends to transfer the community center shell and underlying parcel to an entity affiliated with the Manager following completion of construction. The transfer is expected to occur without additional cash consideration and is intended to facilitate operation of the community center independently of the Series. This transaction presents a conflict of interest and may not reflect terms that would be obtained in an arm’s-length transaction.

Item 6. Other Information

Series Designation Amendment

On December 18, 2025, Series I Barn Cave, a Series of the Company, amended its series designation to modify its class structure to allow for existing and new members to elect to receive distributions “in-kind” in the form of an ownership interest in a condo being developed as part of the project. Investors joining this new member class will be required to enter into a purchase and sale agreement with the Series for the condo. The ability to purchase a condo is not guaranteed and will depend on a number of factors, including, without limitation, the timing and completion of construction, unit availability, satisfaction of applicable legal and regulatory requirements, the Company’s financing and capital structure, and the sequencing and allocation of units among purchasers. The determination of whether and when an investor may purchase a condo, and which specific unit (if any) may be made available, will be made by the Manager, in its sole discretion, based on these and other considerations.

Existing members and new investors who do not elect to join this new class will not be adversely affected and will have priority in distributions over the new class.

Offer of Rescission

In January 2026, the Company offered certain investors a right of rescission to existing investors because since the time that offering materials were provided to investors, the Company has continued its planning, engineering, and development work and, as a result, has determined to pursue a project that is materially larger in size, scope, and capital requirements than originally contemplated. This expansion has affected certain underlying assumptions used in preparing the financial projections and pro forma information previously provided, including, among other things, assumptions relating to total development costs, financing needs, project phasing, and anticipated timelines.

The rescission offer provided investors the option to receive a return of their investment amount by notifying the Company in writing prior to January 31, 2026. After the expiration date, none of eligible investors elected to participate. The Company does not believe the rescission offer has had, or will have, a material adverse effect on its financial condition.

Item 7. Financial Statements

PARADYME FUND A II, LLC

Financial Statements and Independent Auditors’ Report

Page
INDEPENDENT AUDITOR’S REPORT (2025)	F-2

FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2025

Balance Sheets	F-4

Income Statement	F-5

Statements of Members Equity	F-6

Statements of Cash Flows	F-7

Notes to Financial Statements	F-8 to F-11

PARADYME FUND A II, LLC

(a Delaware series limited liability company)

Audited Financial Statements

For the calendar years ended December 31, 2025 and 2024

INDEPENDENT AUDITOR’S REPORT

To: Board of Directors, PARADYME FUND A II, LLC

Re: 2025 and 2024 Financial Statement Audit

We have audited the accompanying financial statements of PARADYME FUND A II, LLC (a series limited liability company organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of income, members’ equity/deficit, and cash flows for the calendar year period ended December 31, 2024 and the inception period from September 27, 2023 through December 31, 2023, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, shareholders’ equity/deficit and cash flows for the calendar year period ended December 31, 2024 and the inception period from September 27, 2023 through December 31, 2023 thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA, PC

IndigoSpire CPA, PC

San José, CA

April 20, 2026

PARADYME FUND A II, LLC
Balance Sheets
As of December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

	2025	2024
Assets
Current assets
Cash	$17,640	$1,478,584
Other current assets	19,847	16,767
Total current assets	37,487	1,495,351

Real estate assets, net	6,993,033	1,478,864
Intangible assets, software	16,250	22,500

Total assets	$7,046,770	$2,996,715

Liabilities and Members’ Equity
Current liabilities
Due to affiliate	$0	$0
Total current liabilities	0	0

Membership interests	$7,046,770	$2,996,715

Total Liabilities and Members’ Equity	$7,046,770	$2,996,715

PARADYME FUND A II, LLC
Statements of Operations
For the calendar years ended December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

	2025	2024
Rental income	$0	$0

Operating expenses
General and other startup expenses	41,053	65,549
Total operating expenses	41,053	65,549

Net operating income	(41,053)	(65,549)

Interest income (expense)	81	21
Amortization (expense)	(6,250)

Net income (loss)	$(47,222)	$(65,528)

PARADYME FUND A II, LLC
Statements of Members’ Equity
For the calendar years ended December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

Membership Interest
Balance as of January 1, 2024	$(35,990)
Equity issuance	3,098,233
Net (loss)	(65,528)
Balance as of December 31, 2024	$2,996,715
Equity issuance	4,097,277
Net (loss)	(47,222)
Balance as of December 31, 2025	$7,046,770

PARADYME FUND A II, LLC
Statements of Cash Flows
For the calendar years ended December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

	2025	2024
Cash Flows from Operations
Net income (loss)	$(52,222)	$(65,528)
Adjustments to net income (loss)
Add back amortization	6,250
Changes in assets and liabilities
(Increase) Decrease in Other current assets	(3,080)	(16,767)
Total Cash Flows from Operations	(44,052)	(82,295)

Cash Flows from Investments
Investments in real estate assets	(5,514,169)	(1,501,364)
Total Cash Flows from Investments	(5,514,169)	(1,501,364)

Cash Flows from Financing
Start-up funding from affiliate	0	(35,990)
Equity issuances	3,098,233	3,098,233
Total Cash Flows from Financing	3,062,243	3,062,243

Total Cash Flows	(1,460,944)	1,478,584
Beginning Cash Balance	1,478,584	0
Ending Cash Balance	$17,640	$1,478,584

PARADYME FUND A II, LLC
Notes to the Financial Statements
For the calendar years ended December 31, 2025 and 2024
See accompanying Independent Auditor’s Report

NOTE 1 - NATURE OF OPERATIONS

PARADYME FUND A II, LLC (“the Company”) is a limited liability organized under the laws of the State of Delaware on September 27, 2023. The Company is newly formed and plans to hold and operate a real estate holding and rental business upon raising capital (see Note 8).

In 2023, the Company designated a series of the limited liability company named Paradyme Fund A II, LLC – Series I Barn Cave.  The assets of Series Barn Cave shall comprise of that certain real property and improvements thereon located at 40 Retail Centre and U.S. Highway 95, Lake Havasu City, Arizona, which will be acquired by Series I Barn Cave upon the close of an initial offering of the securities of the series (See Note 8).

Series I Barn Cave intends to develop a total of 93 total luxury condos with each condo having its own RV/boat storage unit built below the condos and an approximately 42,000 sq. ft. community center shell for inclusion of a pool and gym. The community center shell will be leased or sold to an operator who will construct tenant improvements for the pool and gym.

On December 8, 2025, the Company designated a series of the limited liability company named Paradyme Fund A II, LLC – Series IV Paradyme Flats for purposes of real estate acquisition and development.  Similarly, but subsequent to the balance sheet date, the Company designated the following series of the limited liability company: Paradyme Fund A II, LLC – Series II Memphis and Paradyme Fund A II, LLC – Land Fund on February 6, 2026 and February 25, 2026, respectively.

The manager of the Company is Paradyme Asset Management II, LLC (the “Manager”), an affiliate of the Company.  The Company will acquire additional assets, seed them into series companies and raise capital from outside investors (See Notes 4 and 8).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).  In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history.  The Company's business and operations are sensitive to general business and economic conditions in the United States.  A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of December 31, 2024, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account.   The

Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.  As of December 31, 2025 and 2024, the Company had $1,478,584 and $0 of cash on hand, respectively.

Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers.  The Company collects the sales tax from customers and remits the entire amount to each respective state.  The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets

Assets are recorded at cost if the expenditure exceeds $1,000.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to thirty years depending on the asset type.

The Company will review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  As of December 31, 2025, the Company had acquired land in conjunction with the pursuit of its business aims as well as had incurred construction costs all totaling nearly $7,000,000.  As these assets are not yet complete, no depreciation expense has been recorded.  Software the Company acquired is amortized over its useful life.  In 2025, $6,250 of amortization expense was recorded.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

•Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.

•Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a partnership for US federal tax purposes.  Items of income, loss, credit and gain are passed through to the members of the Company.  The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is likely to incur taxable losses in the short-term and is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606.  Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue rental income will be recognized as earned less allowances for rent collection deficiencies.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.  The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a partnership for federal income tax purposes.  The Company is expected to incur taxable losses in the short-term and any items of income or expense are allocated to the member(s) on a prorata basis. Accordingly, no provision for income tax is incurred by the Company on its own account.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBERSHIP INTEREST

The Company has a single member though, as discussed in Note 8, individual series designations may have different membership interests.

NOTE 5 –DEBT

The Company does not have any borrowings.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

An affiliate of the Company has advanced certain funds to the Company in order to meet its start-up expenses and initial costs.  There is no guarantee that the Company could obtain funding with similar terms on the open market.

NOTE 8 – SUBSEQUENT EVENTS

Reg A Securities Offering and Associated Acquisition

The Company is continuing its capital raising efforts with a securities offering exempt from registration under Regulation A.  The Company intends to raise funds within its series companies sufficient to complete the acquisition assets to be individually seeded into series limited liability companies.

Management’s Evaluation

Management has evaluated subsequent events through April 20, 2026, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 8. Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Formation of Paradyme Fund A II, LLC (1)
2.2	Limited Liability Operating Agreement of Paradyme A Fund II, LLC (1)
2.3	Paradyme Fund A II, LLC – Series I Barn Cave Series Designation (1)
4.1	Form of Subscription Agreement (1)
6.1	Real Estate Purchase Agreement for Paradyme Fund A II, LLC – Barn Cave property (1)
6.2	Paradyme Secured Income Fund, LP Loan Document (1)
6.3	Paradyme Secured Income Fund, LP Promissory Note (2)
11.1	Consent of Auditor

(1)Filed with Form 1-A on June 11, 2024, and is incorporated herein by reference.

(2)Filed with Form 1-K on April 8, 2026, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Lake Havasu, Arizona, on June 10, 2026.

Paradyme Fund A II, LLC
a Delaware series limited liability company

By:	Paradyme Asset Management II, LLC, a Tennessee limited liability company

By:	/s/ Ryan Garland
Name:	Ryan Garland
Title:	its Manager

This report has been signed by the following persons in the capacities and on the dates indicated.

Paradyme Asset Management II, LLC, a Tennessee limited liability company	Date: June 10, 2026

By:	/s/ Michael Reveley
Name:	Michael Reveley
Its:	Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer

By:	/s/ Ryan Garland
Name:	Ryan Garland
Title:	Manager of Paradyme Asset Management II, LLC